

Mail Stop 4631

June 7, 2016

<u>Via E-Mail</u>
Mr. Darren Lampert
Chief Executive Officer
GrowGeneration Corp.
503 North Main Street, Suite 740
Pueblo, CO 81003

   Re: **GrowGeneration Corp.**
      Amended Registration Statement on Form S-1
      Filed May 11, 2016
      File No. 333-207889

Dear Mr. Lampert:

   We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13</u>

<u>Revenue, pages 15 and 16</u>

1. Please expand your narrative for both the interim and annual comparative periods:
   - To disclose the number of retail stores acquired and opened during the respective periods; and
   - To quantify the revenue increase from your existing stores between comparative periods, as applicable.

<u>Critical Accounting Policies and Estimates, page 18</u>
<u>Property and Equipment, page 18</u>

2. You state that "depreciation is computed using the straight-line method over an estimated useful life of five years." Please reconcile this disclosure with your accounting policy in Note 2 which indicates that your asset categories have estimated useful lives with different ranges.

<u>Goodwill and Intangible Assets, page 18</u>

3. Please disclose the result of your 2015 annual goodwill impairment testing.

<u>Selling Stockholders, page 35</u>

4. You state that the selling stockholders received their shares prior to the initial filing date of the registration statement but you conducted a private placement in 2016. Additionally, please provide your legal analysis for the inclusion of the 2016 Private Placement shares on this registration statement. Please revise and advise.

<u>Consolidated Financial Statements for the Period Ended March 31, 2016, page F-2</u>

<u>Consolidated Statement of Operations, page F-4</u>
<u>Consolidated Statement of Cash Flows, page F-5</u>

5. Please revise both your consolidated statement of operations and your consolidated statement of cash flows to include the comparable period for the three months ended March 31, 2015. Refer to Rule 8-03 of Regulation S-X.

<u>Note 1. Nature of Operations, page F-7</u>
<u>Subsequent Events, page F-7</u>

6. Please revise your disclosure to indicate the <u>date</u> through which subsequent events were evaluated as required by ASC 855-10-50-1a. This comment also applies to your disclosure for the period ended December 31, 2015 on page F-26.

<u>Note 6. Income Taxes, pages F-11 and F-31</u>

7. Please tell us the reason that you used a 30% federal tax rate in your rate reconciliation in lieu of the federal statutory tax rate of 35%.

8. We note your response to prior comment 25. In light of the cumulative losses since inception, please help us understand how you determined that your deferred tax assets are realizable by providing us with a comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at this conclusion. Your

analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. For any tax-planning strategies that you are relying on in your analysis, please ensure that your discussion provides us with a detailed explanation of the nature of, and any uncertainties, risk and assumptions for those strategies. Please refer to ASC 740-10-30-16 through 740-10-30-25, ASC 740-10-55-39 through 740-10-55-48, and ASC 740-10-55-120 through 740-10-55-123 for guidance.

Note 9. Stock Purchase Warrants, page F-14

9. Please tell us where the 460,000 warrants, issued in March 2016, as part of the 460,000 units sold to accredited investors, is reflected on your consolidated statement of changes in stockholders' equity for the three months March 31, 2016.

Note 10. Stockholders' Equity, page F-15

10. We refer to the last sentence of the second, third, and fourth paragraphs where you state that "the warrants have a five year life for gross proceeds of" $2,100,000, $322,000, and $623,500, respectively. Please clarify to us the meaning of these statements.

11. Please clarify to us whether 3,548,515 warrants have been exercised as of May 3, 2016 or whether these warrants are outstanding as of that date.

Consolidated Financial Statements for the Year Ended December 31, 2015 and the Period from Inception (March 6, 2014) to December 31, 2014, page F-18

General

12. Please revise your registration statement to disclose segment information, as applicable, as provided by ASC 280-10-50.

Independent Auditor's Report, page F-20

13. In the second paragraph of the audit opinion from your independent registered public accounting firm, they state that their audits were conducted "in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States)." Please revise your registration statement to have your auditor remove the reference to "auditing" standards of the Public Company Accounting Oversight Board (United States) since their audits are required to be conducted in accordance with the "standards of the Public Company Accounting Oversight Board (United States)", which covers more than solely "auditing" standards. Refer to PCAOB Auditing Standard No. 1 for guidance.

Consolidated Balance Sheets, page F-21

14. It appears that the line item "Undivided earnings," amounting $9,126,306, should be omitted. Please advise or revise accordingly.

Note 9. Stock Purchase Warrants, page F-35

15. We note that your consolidated statement of changes in stockholders' equity suggests that warrants were issued at $.70 per share, which appears to be the exercise price. Please advise. In addition, please expand your disclosure to state how you accounted for the warrants, including disclosing the fair market value of the warrants, how you determined the fair market value and the assumptions used in your determination.

Note 10. Acquisition of Subsidiary, page F-36

16. As previously requested, please revise your registration statement to disclose:
   - The primary reasons for the business combination as provided by ASC 805-10-50-2d;
   - The amount of acquisition-related costs and where such expenses were recognized in your statement of operations as provided by ASC 805-10-50-2f; and
   - A description of the factors that comprise goodwill, as provided by ASC 805-30-50-1a.

Exhibit 10.11

17. We note your response to comment 30 of our letter dated December 3, 2015. You appear to have refiled the same exhibit 10.11 as originally filed without attachments or exhibits.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

<u>Via E-mail</u>
Mitchell Lampert, Esq.
Robinson & Cole LLP
1055 Washington Boulevard
Stamford, CT 06901